Exhibit 99.1

Certificate of Amendment Canada Business Corporations Act	Certificat de modification Loi canadienne sur les sociétés par actions

BESRA GOLD INC.
_____________________________________
Corporate name / Dénomination sociale

659785-8
_____________________________________
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.
JE CERTIFIE que les statuts de la société
susmentionnée sont modifiés aux termes de
l'article 178 de la Loi canadienne sur les
sociétés par actions, tel qu'il est indiqué dans les
clauses modificatrices ci-jointes.

Marcie Girouard
_____________________________________
Director / Directeur

2012-11-16
_____________________________________
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177)	Formulaire 4 Clauses modificatrices Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
   Dénomination sociale
   OLYMPUS PACIFIC MINERALS INC.

2 Corporation number
   Numéro de la société
   659785-8

3 The articles are amended as follows
   Les statuts sont modifiés de la façon suivante

   The corporation changes its name to:
   La dénomination sociale est modifiée pour :
   BESRA GOLD INC.

4 Declaration: I certify that I am a director or an officer of the corporation.
   Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par John Seton __________________________________ John Seton 416-572-2525

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).
Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou de l’une de ces deux peines (paragraphe 250(1) de la LCSA).

IC 3069 (2008/04)